Exhibit 99.1

Sapiens Announces Cash Dividend of

$0.20 per share

HOLON, Israel, March 31, 2016 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector, announced today that its Board of Directors has approved the distribution of a cash dividend of $0.20 per share. The dividend, which amounts to approximately $10 million in the aggregate, will be distributed on Wednesday, June 1, 2016 to Sapiens’ shareholders of record as of May 19, 2016.

The payment of the dividend is subject to Sapiens’ shareholders’ prior approval, which Sapiens intends to seek at the Company’s 2016 annual general shareholders meeting. That meeting is scheduled to be held on Monday, May 16, 2016. Sapiens’ Board of Directors will recommend that the Company’s shareholders approve the distribution of the dividend. The record date for shareholders entitled to vote at that meeting will be April 7, 2016.

Sapiens intends to begin distributing to its shareholders the notice of the meeting, a proxy statement describing the proposals for the meeting and a related proxy card on or about April 13, 2016.

Roni Al Dor, President & CEO of Sapiens International, commented, “Over the past few years, Sapiens has demonstrated significant growth in all areas of our business across expanded geographies, from both existing and new customers. We have consistently grown our revenues and improved our profitability while investing in R&D to ensure that our software solutions continue to lead the market. 2015 was a very successful year for Sapiens. We continued to grow organically and acquired two companies, in Poland and India, thereby increasing our global presence by entering new territories, acquiring existing customer bases and enhancing our offerings.”

“Our strong cash position and positive cash flow generation, with zero debt, together with continued growth and improved profitability, enable us to pursue and execute our merger and acquisition strategy and distribute a dividend to our shareholders.”

“I would like to take this opportunity to thank our shareholders, customers, partners and employees for their continued loyalty and support.”

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2015 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com